UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 8, 2007**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Pepco Holdings, Inc. (the "Company") has entered into a Purchase Agreement, dated November 8, 2007, with J.P. Morgan Securities Inc. (the "Purchase Agreement") for the offer and sale of 6,500,000 shares of the Company's common stock at a price per share of $27.00 in an underwritten offering registered on a Registration Statement on Form S-3 (Registration No. 333-145691). The Purchase Agreement is filed herewith as Exhibit 1. At the closing of the offering, which is scheduled to occur on November 15, 2007, the Company will realize, before deduction of offering expenses, net proceeds of $175,500,000.

The legality opinion of William T. Torgerson, Vice Chairman and General Counsel of the Company, relating to the issuance of the common stock is filed herewith as Exhibit 5.

The underwriter and its affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Description of Exhibit
1	Purchase Agreement, dated November 8, 2007, between the Company and J.P. Morgan Securities Inc.
5	Opinion of William T. Torgerson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   November 9, 2007   /s/ P. H. BARRY
                                                    Name: Paul H. Barry
                                                    Title: Senior Vice President
                                                            and Chief Financial Officer